Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, July 27, 2021 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market in general as follows:

(i)Conclusion Redemption 2024 Notes. In addition to the Notice to the Market released by the Company on July 16, 2021, the Company informs that its wholly-owned subsidiary Fibria Overseas Finance Ltd. concluded, on July 26, 2021, the redemption of all 5.250% Notes of its issuance, due 2024 (CUSIP 31572UAE6; ISIN US31572UAE64) (“2024 Notes”), for the total amount of US$352,793,000.00 of the aggregate principal amount, pursuant to the terms and conditions of the indenture, dated as of May 12, 2014, as supplemented by the first supplemental indenture dated as of May 12, 2014, among the Issuer, the Guarantor, and Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent and transfer agent (“Indenture”).

(ii)Early Settlement of the Export Prepayment Agreement. The Company informs that Suzano Pulp and Paper Europe S.A., a wholly-owned subsidiary of Suzano, concluded, on this date, the early settlement of the export prepayment agreement, entered into on December 4, 2018, as part of the funding structure for payment of the cash installment related to the business combination with Fibria Celulose S.A., with the Company as guarantor of the transaction (“Prepayment Agreement”). On this date, the updated balance of the Prepayment Agreement was US$333,152,173.91, at the cost of Libor + 1.15% per year, with an average term of 24 months and final maturity in December 4, 2023.

With the conclusion of the 2024 Notes and the prepayment of the Prepayment Agreement, Suzano continues to improve its debt amortization schedule at a competitive cost, in line with its liability management strategy, using as source of funds for the above mentioned transactions the issuance of the Sustainability-linked bond according to the Notice to the Market on June 28, 2021.

Lastly, Suzano reiterates its commitment with transparency with its investors.

São Paulo, July 27, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer